Exhibit 23.2

CONSENT OF KPMG LLP

The Board of Directors

SERENA Software, Inc.

We consent to the use of our reports dated February 16, 2004, with respect to the consolidated balance sheets of SERENA Software, Inc. and subsidiaries as of January 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2004, and the related financial statement schedule, incorporated herein by reference.

The audit reports include an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets, effective February 1, 2002.

/s/ KPMG LLP

San Francisco, California

May 18, 2004